UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Non-Executive Director dated 25 September 2024

25 September 2024

 Appointment of Non-Executive Director

Rentokil Initial plc (FTSE: RTO, "the Company") today announces the appointment of Brian Baldwin to its Board as a Non-Executive Director with effect from 1 October 2024. He will also become a member of the Nomination Committee and Remuneration Committee from this date.

Mr. Baldwin is the Head of Research of Trian Fund Management, L.P. ("Trian"), an investment management firm. Mr Baldwin has been a Trian Partner since 2013 and a member of Trian's Investment Team since 2007. He has played leadership roles in many of Trian's investments.

Mr. Baldwin has been a non-executive director of Janus Henderson Group plc since 2022 and currently serves on the Board's Nominating and Corporate Governance Committee and the Risk Committee. From 2018 to 2020, he served as a director and member of the Compensation and Governance Committees of nVent Electric plc (formerly the electrical business of Pentair plc before becoming a standalone public company).

Prior to joining Trian, Mr. Baldwin was an analyst at Merrill Lynch Global Private Equity from 2005 to 2007. Mr. Baldwin received a B.S. degree, summa cum laude, from The Wharton School at the University of Pennsylvania.

Richard Solomons, Chairman of Rentokil Initial, said:

"We are delighted to welcome Brian to the Board of Rentokil Initial and we look forward to working with him to deliver long-term sustainable value for our shareholders and, in particular, executing our plans to integrate the Terminix business and to increase organic growth in our North America operations. We continue to work towards the substantial structural growth opportunities for our pest control business, enhanced by the benefits of the Terminix transaction."

Brian Baldwin said:

"I welcome the opportunity to join the Board of Rentokil Initial. Trian believes Rentokil has significant potential and runway for growth that can be achieved by leveraging its strong brands and market leading positions, particularly in the US. I look forward to working with management and the Board to identify options to help drive long-term value that will benefit all stakeholders."

Trian has confirmed to the Company that it manages investment vehicles owning approximately 57.1 million shares of Rentokil Initial (approximately 2.26% of shares outstanding).

There are no further details to be disclosed relating to Brian Baldwin under Section 6.4.8 of the UK Listing Rules.

For further information please contact:

Rentokil Initial plc

Investors	Peter Russell	07795 166506
Media	Malcolm Padley	07788 978 199
Company Secretary	Rachel Canham	01293 858 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary